July 26, 2013
Via Federal Express and EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Re:     Inland Real Estate Corporation
Form 10-K for fiscal year ended December 31, 2012
Filed on February 28, 2013
File No. 001-32185

Dear Mr. Woody:
I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated July 12, 2013. The headings and paragraph numbers below from the Company's 10-K for the fiscal year ended December 31, 2012 (the "10-K") correspond to the headings and page numbers referenced in your letter. In addition, for your convenience I have reproduced your comments in this letter and included the Company's responses directly below each comment.
Form 10-K for the year ended December 31, 2012
Item 2 Properties, pages 17
1.    We note several properties that have less than 50% financial occupancy. Please provide us with an update on leasing efforts related to these properties. In your response, tell us whether you prepared an updated impairment analysis related to these properties and the results of that analysis. To the extent your discounted cash flow analysis indicated that the properties were not impaired, please provide us with a summary of the significant assumptions used to prepare the analysis.

Response: At December 31, 2012, the Company noted there were five properties that had a financial occupancy of 50% or less. The properties are listed below with an update on leasing efforts related to these properties.
•Hawthorn Village Commons (48%) - There was a large vacancy that occurred during the third quarter of 2012. At the time of the vacancy, the Company had a new lease signed for the space. As of March 31, 2013, the property was restored to a financial occupancy of 96%.

Mr. Kevin Woody
July 26, 2013

•Oak Forest Commons III (40%) - This property is part of the larger center, Oak Forest Commons, and is only disclosed separately based on when and how the Company acquired it. When evaluated on a combined basis, with the larger center, which is the manner in which the property operates, the financial occupancy at December 31, 2012 was 79%.
•The Shops at Coopers Grove (16%) - The Company is working on a lease-up of approximately 56,000 square feet, which is anticipated to occur during the fourth quarter of 2014. The Company has commenced negotiations on the space, which will require significant time to prepare for the tenant.
•Lansing Square (6%) - The Company's impairment assessment anticipates the sale of a large portion of the center, which is currently vacant, during the fourth quarter of 2013. The Company is also pursuing the lease-up of vacant spaces remaining at the portion of the center that will be retained and therefore, the analysis also included assumptions for the lease-up of approximately 44,000 square feet during 2013 and 2015.
•Mosaic Crossing (0%) - The Company currently has a signed lease for the entire center. The tenant is currently completing construction and it is expected financial occupancy will be 100% during the third quarter of 2013.

The Company reviews all properties in its portfolio for impairment on a quarterly basis, and the analysis included consideration of the information above. Accordingly, given the absence of specific triggering events, with respect to Hawthorn Village Commons, Oak Forest Commons III and The Shops at Coopers Grove, the Company was not required to perform an updated impairment analysis related to these properties. With respect to Lansing Square and Mosaic Crossing, the Company did update its undiscounted cash flow analysis using the leasing assumptions noted above. The result of the analysis for both properties was that the Company's investment was recoverable and therefore, the Company was not required to perform a discounted cash flow analysis for these properties.

Item 7 Management's Discussion and Analysis of Financial condition and Results of Operations
Statements of Cash Flows, page 49
2.    Please tell us if you capitalized personnel costs or deferred leasing fees. In future filings, to the extent material, please separately quantify and disclose personnel costs capitalized and deferred leasing fees for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response: The Company has not capitalized personnel costs for any of the periods presented because none of the properties are currently in the development phase. The Company's policy is to capitalize material personnel costs relating only to development projects that are viewed as significant. The Company has capitalized deferred leasing fees for each period presented in the 10-K. The deferred leasing fees are disclosed on the face of the consolidated statements of cash flows. These payments are not included in the discussion on page 49 due to the fact that the change in payment amount from year to year was not material and the Company does not view the payments in total to be material.

Consolidated Balance Sheets, page 71
3.    We note that you stated there were no consolidated variable interest entities ("VIEs") assets and liabilities in 2011 and you presented certain assets and liabilities for consolidated VIEs in 2012.

Mr. Kevin Woody
July 26, 2013

Please tell us the entities consolidated in 2012 and whether the registrant had invested in these entities in the prior year. If so, please tell us the changes in circumstances that led management to determine that the registrant is now deemed to be the primary beneficiary.

Response: As described in the 10-K under Note (3) to the Company's financial statements, the Company is a partner in a joint venture with Inland Private Capital Corporation. The joint venture provides replacement properties for investors wishing to complete a tax-deferred exchange through private placement offerings, using properties made available to the joint venture by a subsidiary of the Company. The joint venture was determined to be a VIE under ASC Topic 810 and is consolidated by the Company. The joint venture, prior to the sale of any ownership interests, owns 100% of the ownership interests in underlying properties and controls the major decisions that affect each of the underlying properties; and therefore upon acquisition, the joint venture consolidates the properties. At the time of first sale of an ownership interest, the joint venture no longer controls the underlying property as the activities and decisions that most significantly impact the property's economic performance are then subject to joint control among the co-owners or lender; and therefore, at such time, the property is deconsolidated and accounted for under the equity method (unconsolidated).

As of December 31, 2011, there were no properties owned by the joint venture that were consolidated and as such the Company concluded that the balance sheet of the consolidated VIE, IRC/IREX Venture II, LLC was immaterial to the Company's financial statements as a whole. However, at December 31, 2012, the joint venture had consolidated properties, which resulted in the consolidated VIE being material to the Company's financial statements and therefore, as required, the Company separately reported the total assets and liabilities of this VIE entity.

Notes to Consolidated Financial Statements, page 76
(1) Organization and Basis of Accounting
Accounting Policies
Acquisition and Disposition of Investment Properties, page 77
4.    In future filings, please disclose whether the amortization period of below market lease intangibles is extended for any bargain renewal options.

Response: In future 10-K filings, the Company will include the disclosure that currently exists on page 47 under "Critical Accounting Policies" for this topic. Future disclosure will appear as follows: "Acquired above and below market leases are amortized on a straight-line basis over the life of the related leases as an adjustment to rental income. For below market leases with fixed rate bargain renewals, renewal periods are included in the calculation of below market lease values and the amortization period."

(3) Unconsolidated Joint Ventures, page 81
5.    Please provide us with your significance test to determine whether any audited financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Response: See Exhibit A to this response letter for a detailed calculation of the Company's significance tests as of and for the year ended December 31, 2012. As a result of these calculations, the Company

Mr. Kevin Woody
July 26, 2013

concluded that separate financial statements were required for IN Retail Fund, LLC. under Rule 3-09 of Regulation S-X. Footnote 3 to the annual consolidated financial statements included in the 10-K, contains summarized financial information for the Company's significant subsidiaries. Additionally, on March 29, 2013, the Company filed a Form 10-K/A, to include as Exhibit 99.2, the separate consolidated financial statements of IN Retail Fund, LLC, as of December 31, 2012 and 2011, and for each of the years in the three year period ended December 31, 2012, including the Independent Auditors' Report on the consolidated financial statements of IN Retail Fund, L.L.C. as of and for the year ended December 31, 2012, as required under Rule 3-09 of Regulation S-X, and the consent of KPMG LLP.

(3) Unconsolidated Joint Ventures, page 81
6.    Please clarify whether your joint venture with IPCC, called IRC/IREX Venture II, LLC, is an unconsolidated or consolidated joint venture as disclosures appear to be conflicting.

Response: Please see the Company's response to #3 above. The joint venture with IPCC is consolidated. However, at any point in time, the joint venture could have properties that are consolidated and others that are accounted for under the equity method based on partial sales to third parties.

(11) Income Taxes, page 95
7.    Please tell us what change in circumstances that caused a change in judgment about the realizability of the deferred tax assets as of the beginning of the year. In addition, please tell us whether this change in judgment should be considered an error in the previously issued financial statements.

Response: During the year ended December 31, 2012, the Company through its taxable REIT subsidiary, Inland Venture Corporation, dissolved its joint ventures with NARE and Tucker Development related to phase III of the North Aurora Town Center and Shops at Lakemoor developments in conjunction with negotiated discounted payoffs of the debt encumbering the properties, for which the Company invested the equity. As a result of the dissolution of these joint ventures, NARE/Inland North Aurora III, LLC and TDC Inland Lakemoor, LLC, the properties previously owned by these joint ventures became consolidated, non-operating properties. In connection with the discounted debt payoffs, the Company re-assessed its investment strategy related to phase III of North Aurora Town Center and Shops at Lakemoor determining that 85.5% and 100% of the respective real estate pads would be marketed for sale in 2014 and 2015. The valuation allowances specific to deferred tax assets related to phase III of North Aurora Town Center and Shops at Lakemoor provision for asset impairments were reduced as available evidence suggested that it was more likely than not that the underlying deferred tax assets would be realized due to the projected sales in 2014 and 2015.

Additionally, during the year ended December 31, 2012, the Company, through its taxable REIT subsidiary, Inland Venture Corporation, dissolved its joint venture with PDG/Tuscany Village Venture, LLC, which was also terminated for federal income tax purposes. The valuation allowance specific to the deferred tax asset related to the Tuscany Village provision for asset impairment was reduced as the Company determined it was more likely than not that that the benefit of this deferred tax asset would be realized. Prior to the termination of the joint venture,

Mr. Kevin Woody
July 26, 2013

given available evidence, the realizability of the deferred tax asset related to the asset impairment of Tuscany Village was considered uncertain.

Based upon the above, the change in judgment should not be considered an error in the previously issued financial statements.

(13) Secured and Unsecured Debt, page 97
8.    You disclosed the nature of a material pending litigation and regulatory proceedings in Item 3 of your Form 10-K. Please tell why the full disclosure is not made in Note (13) as required by ASC 450-20-50.

Response: The Company respectfully advises the Staff that it followed the guidance in ASC 450-20-50 and considered the probability of incurring a loss or liability incremental to that which had already been reported in the consolidated balance sheet. As the full amount of debt of the consolidated subsidiary subject to litigation referenced in Item 3 of its 10-K was included in the consolidated balance sheet of the Company at December 31, 2012, in addition to the Company's belief that the partial guarantee provided by the Company over such debt was no longer in effect, the Company concluded the likelihood of incurring an additional loss or liability was remote. As such, no additional reasonably possible loss or range of loss was disclosed according to ASC-450-20-50-4.

Please note that upon giving further consideration to the completeness of the disclosure in Note 13 to the Company's annual financial statements included in its10-K, the Company modified its disclosure in the financial statements included in its March 31, 2013 Form 10-Q to provide a more complete description of the nature of the matter similar to that which was previously disclosed in Item 3 of the Company's Form 10-K as of and for the year ended December 31, 2012. Additionally, the Company notes that a complete description of the matter had been previously filed in Item 8.01 of Form 8-K on November 1, 2012.

The Company acknowledges that incorporating information from other sections of its Form 10-K into the financial statements and related notes does not satisfy the disclosure requirements of ASC 450-20-50 and will refrain from such references in future filings.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the 10-K. Kind regards.

Mr. Kevin Woody
July 26, 2013

Very truly yours,
INLAND REAL ESTATE CORPORATION

Mark Zalatoris
President and Chief Executive Officer

cc:    Mr. Brett Brown, Chief Financial Officer and Treasurer
Beth Sprecher Brooks, Esq., General Counsel
Ms. Kimberly Karas, Controller
Michael J. Choate, Esq.
Kevin M. Lippert, Esq.

Mr. Kevin Woody
July 26, 2013

Exhibit A

Inland Real Estate Corporation
Significant Subsidiaries Test Under Rule 3-09 of Regulation S-X
As of and For the Year Ended December 31, 2012

			IN Retail Fund LLC	INP Retail LP	TMK/Inland Aurora Venture LLC	NARE/Inland North Aurora Venture I LLC	NARE/Inland North Aurora Venture II LLC	Oak Property & Casualty	TDC/Inland Lakemoor LLC	Pine Tree Joint Venture	NARE/Inland North Aurora Venture III LLC	IPCC Unconsolidated Properties

Investment Test

Investment in and Advances to JV @ 12/31/12			18,007,334	91,438,474	2,088,164	—	—	1,493,956	—	11,506,670	—	4,661,500

Total consolidated assets @ 12/31/12			1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104	1,243,405,104

			1.45%	7.35%	0.17%	—%	—%	0.12%	—%	0.93%	—%	0.37%

Conclusion: None of the Company's investments in joint ventures exceeds 20% of total consolidated assets as of and for the year ended December 31, 2012 under Rule 3-09

Income Test

Income from continuing operations	8,115,371	Ⓐ

Income Averaging: Apply income averaging to the registrant's pre tax income from continuing operations used in the calculation if the registrant incurred a loss in the most recent fiscal year. In computing the registrant's average income for the last five fiscal years, loss years should be assigned a value of zero, but the denominator should be "5"	2012		8,115,371	2012 Income used in calculation since 2012 is not a net loss for the year, as well as 2012 net income is not 10 percent lower than the average income.
	2011		—
	2010		99,000
	2009		5,523,000
	2008		28,807,000

			42,544,371
			÷ 5
			8,508,874

Equity in earnings (loss) of unconsolidated joint ventures			2,256,301	(1,387,442)	6,816	27,319	28,962	29,864	(609,463)	(601,724)	(79,878)	224,472

Income per Averaging Calculation			8,115,371	14,268,057	8,115,371	8,115,371	8,115,371	8,115,371	8,716,239	8,823,282	8,115,371	8,115,371

			27.80%	(9.72)%	0.08%	0.34%	0.36%	0.37%	(6.99)%	(6.82)%	(0.98)%	2.77%

Conclusion: IN Retail Fund LLC is considered a significant subsidiary for 2012, based on the 10% test.

Final Conclusion: Separate financial statements are required under Rule 3-09 for IN Retail Fund LLC.

Calculation of Income (loss) from continuing operations for Income Averaging:

				2,012	2,011	2,010	2,009	2,008

Income (loss) from continuing operations per Form 10-K				14,383,563	(8,998,000)	(314,000)	6,453,000	29,038,000
Add back: Income Tax (benefit) expense				(6,345,540)	(632,000)	719,000	(513,000)	198,000
Less: Net income attributable to noncontrolling interest				77,348	(130,000)	(306,000)	(417,000)	(429,000)
Income (loss) from continuing operations per use in Income Averaging				8,115,371	(9,760,000)	99,000	5,523,000	28,807,000